Filed Pursuant to Rule 433

Registration Statement No. 333-219499

April 30, 2019

Textron Inc.

$300,000,000 3.900% Notes due 2029

Pricing Term Sheet

Issuer:	Textron Inc.
Security:	3.900% Notes due 2029
Size:	$300,000,000
Maturity Date:	September 17, 2029
Coupon:	3.900%
Interest Payment Dates:	March 17 and September 17, commencing September 17, 2019
Price to Public:	99.911%
Benchmark Treasury:	UST 2.625% due February 15, 2029
Benchmark Treasury Price and Yield:	100-31+; 2.511%
Spread to Benchmark Treasury:	+140 bps
Yield to Maturity:	3.911%
Make-Whole Call:	T+25 bps (prior to June 17, 2029)
Par Call:	On or after June 17, 2029
Expected Settlement Date:	May 7, 2019 (T+5)
CUSIP / ISIN:	883203 CA7 / US883203CA75
Expected Ratings (Moody’s/S&P):*	Baa2 (stable) / BBB (stable)
Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC SMBC Nikko Securities America, Inc.
Senior Co-Managers:	MUFG Securities Americas Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Managers:	BNY Mellon Capital Markets, LLC Loop Capital Markets LLC The Williams Capital Group, L.P.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146 (toll-free); or Goldman Sachs & Co. LLC at 1-866-471-2526 (toll-free).